FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

June 21, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on June 21, 2010.

Item 4.

Summary of Material Change

CanAlaska Reports West McArthur Uranium Project Winter Drilling Results

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, June 21st, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”) is pleased to report results from the winter drill program at the West McArthur Project (“Project”) and the commencement of additional summer 2010 exploration.

The West McArthur Project is located in the eastern portion of the Athabasca Basin, Saskatchewan, immediately to the west of Cameco Corporation’s large uranium mine at McArthur River.

Exploration at the Project is being carried out under a 50/50 joint venture with MC Resources Canada (“MCRC”), a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska.  In February 2010, after the start of the winter season, MCRC earned a 50% interest in the Project by completing the Cdn$11m investment specified under the Project’s option agreement.

N
Cameco
Areva
CanAlaska Uranium Ltd.
Mitsubishi Corporation
Areva
Cameco
McArthur River Mine
Grid 1 Area Drilling
Grid 5 Geophysics
NWT
Athabasca Basin
Project Location
Alberta
Saskatchewan
Legend
Uranium Deposits
West McArthur Project
Other CanAlaska Projects
Other Mineral Dispositions
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Mitsubishi Corporation
West McArthur Uranium Project
Property Location Map
UTM NAD 83, Zone 13
NTS: 74H10-15
Scale: 1: 250 000
Fig No:
1
Date: June 14, 2010
Author: AS
WMA 14 06 2010

Over the next five years, the joint venture is planning to expend between Cdn$3.5-$4.2 million of annual exploration on the Project to carry out Phase 1 reconnaissance programs across the many areas prospective for uranium mineralization.  Phase 2 programs are planned to commence under separate funding to develop targets within the property, if required.

In winter 2010, CanAlaska carried out a 6,071m drilling program combined with ground geophysics.  The six-hole drill program was focused on a large conductive zone in the Grid 1 area on the western portion of the Project.  Previous drill holes, located over an area 2.0km by 2.5km, have intersected separate zones of anomalous uranium mineralization, silicification, and sandstone alteration.  The six holes, WMA 021 to WMA 026, are shown in Figure 2 along with previous drill holes.  The 2010 winter drilling was successful in intersecting graphitic horizons which follow the conductive trend.  Of particular note are the following:

•

Single graphite horizons in WMA021 and WMA025

•

Multiple graphitic horizons in WMA022 and WMA024

•

Basement elevation differences of 33 metres between holes WMA011 and WMA024

•

Basement elevation differences of 26 metres  between  holes WMA007 and WMA022

•

Silicification in WMA022, WMA023, WMA025 and WMA026

•

Illitization above the unconformity in sandstone in WMA024 and WMA026

•

Hematitization and illitization in sandstone from 450 to 490 metres in WMA026

•

Uranium mineralization in two holes:

WMA022: 0.5m @ 0.013% U3O8 in the basement (888.1-888.6m)

WMA024: 0.5m @ 0.018% U3O8 in sandstone (729.4-729.9m)

WMA021
WMA010
WMA011
WMA026
WMA025
WMA024
S-107565
WMA022
WMA003
WMA005
WMA006
WMA008
WMA023
WMA007
WMA009
Map Area
Legend
Uranium Mineralization
Drill Holes
Claims
0 0.125 0.25 0.5
Kilometres
CanAlaska Uranium Ltd.
Mitsubishi Corporation
West McArthur Uranium Project
2010 Winter Drilling
UTM NAD 83, Zone 13
NTS: 74H14
Scale: 1: 15 000
Fig No: 2
Date: June 14, 2010
Author: AS
WMA 14 06 2010

After reviewing the winter 2010 drilling results from the Project, President Peter Dasler commented,  “We still have very few holes to establish the basement geology in this area, but where we do see evidence of hydrothermal alteration,  it is extending well into the sandstone and is matching the typical alteration model of Athabasca unconformity style uranium deposits.  It is also encouraging to see evidence of uranium mineralization in multiple areas, either as enrichment at the unconformity or in basement stringers.  However, the most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.  There is ample room here for multiple targets.”

Following discussion of the winter 2010 exploration results at a recent joint venture management meeting,  the joint venture will now contract further geophysical surveys on a property-wide basis commencing this summer and extend the winter geophysical survey for Grid 5 (located 10km SSE of Grid 1), where a well-defined conductor and low resistivity geophysical zone has been identified.  The plan for exploration is progressively to test the seven grids on the property with Phase 1 surveys to outline potential and to provide the basis for Phase 2 target definition.  Drilling is planned on Grid 5 in Winter 2011 as part of the Phase 1 evaluation program.

All of the samples from the West McArthur Project were submitted to Acme Laboratories, Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 21st day of June 2010.